SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2009
________________

SILICOM  LTD.
 (Translation of Registrant's name into English)
________________

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel
(Address of Principal Executive Offices)
________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐    No  ☒

This report on Form 6-K is incorporated by reference into the Registrant's Registration Statement on Form F-3, Registration Statement No. 333-143565. This report on Form 6-K is also incorporated by reference into all other effective registration statements filed by the Registrant under the Securities Act of 1933.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant)

By:	/s/ Eran Gilad
Eran Gilad
CFO

Dated:  December 15th, 2009

FOR IMMEDIATE RELEASE

PYRAMID COMPUTER GMBH, LEADING
 EUROPEAN SUPPLIER OF APPLIANCE
SERVERS, CHOOSES SILICOM’S SETAC

- SETAC to Enable New Series of Innovative Network Appliances -
- 2nd SETAC Success Since Prototype Launch in July -

KFAR SAVA, Israel - December 15, 2009 - Silicom Ltd. (NASDAQ and TASE: SILC) today announced that Pyramid Computer GmbH, a leading European OEM manufacturer of hardware solutions for networking and data centers, plans to roll out a new line of network appliances designed to take advantage of the unique capabilities of Silicom’s recently-launched SETAC SErver To Appliance Converter.

The use of the SETAC will enable Pyramid to create a flexible solution without sacrificing the use of a branded, highly-reliable and supportable motherboard, and to bring the unit to market in a short time period and at a reasonable price.

“The SETAC is an exceptional product that will bring about a revolution in network appliance design - a clear demonstration of Silicom’s out-of-the-box thinking and insight into market needs,” commented Peter Trosien, Head of Product Management at Pyramid Computer. “Our customers have been looking for more flexibility in their appliances, and especially the ability to re-configure them in the field. We are delighted to be able to offer them a reasonably-priced branded solution – in fact, we have already started to submit proposals and evaluation units and are encouraged by the early market reception.”

This is Silicom’s second SETAC marketing success since announcing the product line in July. At that time, the Company announced that a leading European provider of network security solutions had committed to buy SETAC units, representing an early validation of the concept.

“We are very excited that our SETAC has been chosen by one of the network appliance industry’s leading suppliers, and look forward to working together closely as they begin to roll out their new product line,” added Shaike Orbach, Silicom’s President and CEO. “The fact that we have achieved a second success for our new SETAC concept in just five months confirms our ‘read’ of the market and its need for a new genre of flexible, reasonably priced server-grade appliances. We believe that as appliances of this type begin to prove themselves in commercial deployments, demand for the SETAC will grow, making it into an important new growth driver for our Company.”

About Pyramid Computer GmbH
Pyramid Computer GmbH is a leading OEM manufacturer of hardware solutions for networking and data centers. Established in 1985, Pyramid employs approximately 100 people in its headquarters, manufacturing and logistical centers, and is differentiated by the quality of its manufacturing, global logistics and technical support. Pyramid maintains a sales office in the U.S. and is represented in France and Italy.  For more information, please visit www.pyramid.de.

About Silicom
Silicom Ltd. is an industry-leading provider of high-performance server/appliances networking solutions. The Company's flagship products include a variety of multi-port Gigabit Ethernet, copper and fiber-optic, server adapters and innovative BYPASS adapters designed to increase throughput and availability of server-based systems, WAN Optimization and security appliances and other mission-critical gateway applications. For more information, please visit www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor relations contact: Kenny Green / Ehud Helft GK Investor Relations Tel: 1-646-201-9246 E-mail: info@gkir.com